                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2017/06/08: UMC will attend investor conferences on 2017/06/15

99.2	Announcement on 2017/06/13: To announce related materials on disposal of common shares of Nien Made Enterprise Co., Ltd. on behalf of TLC Capital Co., Ltd.

99.3	Announcement on 2017/06/14: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.4	Announcement on 2017/06/14: The Company announced the record date for cash dividend

99.5	Announcement on 2017/06/16: UMC will attend investor conferences on 2017/06/22

99.6	Announcement on 2017/06/20: To Represent subsidiary Nexpower Technology Corp. to announce the status of rectification plans of the amount of endorsement/guarantee exceeding the limit

99.7 Announcement on 2017/06/09: May Revenue

99.8	Announcement on 2017/06/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2017/06/15

1. Date of the investor conference: 2017/06/15
2. Time of the investor conference: 15:30
3. Location of the investor conference: Regent Taipei
4. Brief information disclosed in the investor conference: The Company will attend the “Q2 Forum”, held by Cathay Securities.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2017/04/26.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.2

To announce related materials on disposal of common shares of Nien Made Enterprise Co., Ltd. on behalf of TLC Capital Co., Ltd.

1. Name of the securities: common shares of Nien Made Enterprise Co., Ltd.
2. Trading date: 2016/11/23~2017/06/13
3. Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 913,000 shares,
Unit price: NTD 331.37,
Total monetary amount: NTD 302,539,000
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 214,879,177
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
TLC Capital Co., Ltd. cumulative volume: 232,987 shares;
Amount: NTD 22,369,770;
Percentage of holdings: 0.08%;
Status of any restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
Ratio of total assets: 1.23%;
Ratio of shareholder’s equity: 1.87%;
The operational capital as shown in the most recent financial statement: NTD 35,160,371,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction? : No
10. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2017/06/14
2. Name and title of the managerial officer with permission to engage in competitive conduct:
(1) SC Chien, co-president
(2) Chitung Liu, Chief Financial Officer
3. Items of competitive conduct in which the officer is permitted to engage:
(1) SC Chien, co-president to act as the director of United Semiconductor (Xiamen) Co. Ltd.
(2) Chitung Liu, Chief Financial Officer to act as the director of Mie Fujitsu Semiconductor Limited.
4. Period of permission to engage in the competitive conduct: Employment period
5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): Approved.
6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter “not applicable” below): SC Chien, co-president
7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: to act as the director of United Semiconductor (Xiamen) Co. Ltd.
8. Address of the mainland China area enterprise: United Semiconductor (Xiamen) Co. Ltd. 203-1, South Building of Torch Square, No.56-58 Torch Road, Torch Park, Torch Hi-Tech District, Xiamen
9. Business items of the mainland China area enterprise: Foundry
10. Degree of effect on the Company’s finances and business: None
11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer’s investment and the officer’s shareholding ratio: None
12. Any other matters that need to be specified: None

Exhibit 99.4

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2017/06/14
2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend
3. Type and monetary amount of dividend distribution: Cash dividend NTD$6,112,159,358, each common share is entitled to receive NTD$0.5
4. Ex-rights (ex-dividend) trading date: 2017/07/11
5. Last date before book closure: 2017/07/12
6. Book closure starting date: 2017/07/13
7. Book closure ending date: 2017/07/17
8. Ex-rights (ex-dividend) record date: 2017/07/17
9. Any other matters that need to be specified: Cash dividend for common shares is estimated to be paid on 2017/08/10.

Exhibit 99.5

UMC will attend investor conferences on 2017/06/22

1. Date of the investor conference: 2017/06/22
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel Taipei
4. Brief information disclosed in the investor conference: The Company will attend the “Taiwan Conference 2017”, held by UBS.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2017/04/26.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.6

To Represent subsidiary Nexpower Technology Corp. to announce the status of rectification plans of the amount of endorsement/guarantee exceeding the limit

1. Date of occurrence of the event: 2017/06/20
2. Company name: Nexpower Technology Corp.(the company)
3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
According to Financial Supervisory Commission FSC certificate No.1060009330 that was executed on March 31, 2017, the company provided endorsements/guarantees to its subsidiary SocialNex Italia 1 s.r.l. (SocialNex) in the amount of NT$ 18,010 thousand and its balance of endorsements/guarantee exceeds the limit stated in the regulations governing endorsements/guarantees. As a result, the company will adopt rectification plans and announce the implementation of these plans quarterly and submit them to the Board of Directors.
6. Countermeasures:
Rectification plan and status of the rectification plan:
The downturn in the solar industry market will continue to exist and in order to solve the existing problem completely, the parent company United Microelectronics Cop. (UMC) will provide endorsement/guarantee to SocialNex directly. The Board of UMC resolved to provide endorsement/guarantee to SocialNex on April 26, 2017. On June 20, 2017, UMC have provided endorsements/guarantees to SocialNex and the rectification plan is completed. UMC will continue to oversee the company through both operational and financial perspectives.
7. Any other matters that need to be specified: none

Exhibit 99.7

United Microelectronics Corporation
June 9, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
May	Net sales	12,512,276	12,705,227	-192,951	-1.52%
Year-to-Date	Net sales	61,856,496	57,873,709	3,982,787	6.88%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,963,960	3,977,160	21,573,376
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of May 31, 2017 was US$60 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	43,146,752
UMC (Note2)	9,309,300	9,340,300	43,146,752
UMC (Note3)	18,668	18,239	43,146,752
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million. Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. ‘s VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,186,180	0
Fair Value	21,741	0
Net Profit from Fair Value	82,052	0
Written-off Trading Contracts	17,773,972	0
Realized profit (loss)	307,463	0

Exhibit 99.8

United Microelectronics Corporation
For the month of May, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2017	Number of shares as of May 31, 2017	Changes

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2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of April 30, 2017	Number of shares as of May 31, 2017	Changes

—	—	—	—	—
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